Exhibit 12.1
POPULAR, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

	For the six months ended		Year Ended December 31,
	June 30,	June 30,
	2008	2007	2007		2006	2005	2004	2003

Income before income taxes	$106,685	$214,633	($149,238)		$455,716	$680,942	$628,067	$597,410

Fixed charges:

Interest expense	586,024	832,107	1,678,781		1,636,531	1,241,652	840,754	749,550
Estimated interest component of net rental payments	18,719	18,534	37,187		31,047	27,454	25,068	22,940

Total fixed charges including interest on deposits	604,743	850,641	1,715,968		1,667,578	1,269,106	865,822	772,490

Less: Interest on deposits	362,985	355,832	765,793		580,094	430,813	330,351	342,891

Total fixed charges excluding interest on deposits	241,758	494,809	950,175		1,087,484	838,293	535,471	429,599

Income before income taxes and fixed charges(including interest on deposits)	$711,428	$1,065,274	$1,566,730		$2,123,294	$1,950,048	$1,493,889	$1,369,900

Income before income taxes and fixed charges(excluding interest on deposits)	$348,443	$709,442	$800,937		$1,543,200	$1,519,235	$1,163,538	$1,027,009

Preferred stock dividends	8,981	5,956	11,913		11,913	11,913	11,913	9,919

Ratio of earnings to fixed charges

Including Interest on Deposits	1.2	1.3	(A	)	1.3	1.5	1.7	1.8

Excluding Interest on Deposits	1.4	1.4	(A	)	1.4	1.8	2.2	2.4

Ratio of earnings to fixed charges & Preferred Stock Dividends

Including Interest on Deposits	1.2	1.2	(A	)	1.3	1.5	1.7	1.7

Excluding Interest on Deposits	1.4	1.4	(A	)	1.4	1.8	2.1	2.3

(A)	During 2007, earnings were not sufficient to cover fixed charges or preferred dividens and the ratios were less than 1:1. The Corporation would have had to generate additional earnings of $125 million to achieve ratios of 1:1 in 2007.